Morgan, Lewis & Bockius LLP

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Palo Alto, CA 94304

Tel. +1.650.843.4000

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Albert Lung

Partner

+1.650.843.7263

Albert.lung@morganlewis.com

November 12, 2024

VIA EDGAR AS CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeanne Baker
Al Pavot

Re:	TOMI Environmental Solutions, Inc.
Form 10-K filed April 1, 2024 File No. 001-39574

To Whom It May Concern:

On behalf of TOMI Environmental Solutions, Inc., a Florida corporation (the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in its letter dated October 30, 2024 (the “Comment Letter”), relating to the above-referenced filing of the Company’s Annual Report on Form 10-K (the “Original Form 10-K”).

Set forth below are the Company’s response to the Staff’s comments. The responses set forth below are based upon information provided by the Company, which we have not independently verified. For the convenience of the Staff, the responses contained herein utilize the numbering of the comments and the heading used in the Comment Letter, and the text of the Staff’s comments is reproduced in italics below. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1 to the Company’s Annual Report on Form 10-K (the “Amended Form 10-K”).

Form 10-K for the Year Ended December 31, 2023

Item 9A. Controls and Procedures, page 45

1.

Please amend your filing to provide (i) a statement identifying the framework used by management to evaluate the effectiveness of your internal controls over financial reporting and (ii) management’s conclusion as to the effectiveness of your internal controls over financial reporting as of December 31, 2023. Refer to Item 308(a)(2) and (3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 4 of the Amended Form 10-K accordingly.

2.

In light of the missing internal control over financial reporting disclosures, it appears you should re-evaluate your conclusion regarding the effectiveness of your disclosure controls and procedures. Please ensure you state whether your disclosure controls and procedures were effective or not effective. In this regard, we note your current language, “…our disclosure controls and procedures were designed, implemented and operating effectively.” Refer to Item 307 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the omission of the disclosures referenced in the Staff’s Comment #1 above was solely due to an inadvertent and scrivener’s error that occurred during the processing of the Original Form 10-K. Specifically, the Company notes that such disclosures were included in the Company’s prior annual reports on Form 10-K when the Company did not have a material weakness. However, in the annual report on Form 10-K for the year ended December 31, 2021, the Company disclosed a material weakness, which was subsequently remediated as of December 21, 2022, but when the Company attempted to remove the material weakness disclosure in the Original Form 10-K, it inadvertently deleted the missing disclosure referenced in Comment #1. Nevertheless, in response to the Staff’s comment, the Company’s management has reevaluated the conclusion regarding the effectiveness of the Company’s disclosure controls and procedures. Based on such reevaluation, the management has concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2023. The Company has revised the disclosure on page 4 of the Amended Form 10-K accordingly to conform to the language in Item 307 of Regulation S-K.

* * * * * *

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned by telephone at (650)843-7263 or via email at albert.lung@morganlewis.com.

Sincerely, Morgan, Lewis & Bockius LLP

	By:	/s/ Albert Lung
	Name:	Albert Lung

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